Securities & Exchange Commission
	Division of Corporation Finance
	Washington, D.C. 20549.

	COVER LETTER FOR FORM RW OF THE SEC

 	COVER LETTER FOR FORM FOR REGISTRATION
	WITHDRAWAL STATEMENT

   	COMPANY NAME:    ELECTROPREMIUM
   	4006-W-COMMONWEALTH AVE,
   	FULLERTON, CA, 92833.
   	TEL NO: 657-253-8274.
   	EMAIL: khurramafzal889@gmail.com

            Re:      Electropremium.
Filed on 18th of August, 2022.
Offering Statement on Form S-1
File No: 333-266967
and  all previous filings of:
Amendment No. 7 to Offering Statement on Form S-1/A Filed on August 14, 2020 Amendment No. 6 to Offering Statement on Form S-1/A Filed on August 7, 2020 Amendment No. 5 to Offering Statement on Form S-1/A Filed on July 29, 2020 Amendment No. 4 to Offering Statement on form S-1/A Filed on August 22, 2018 Amendment No. 3 to Offering Statement on Form S-1/A Filed on March 16, 2018 Amendment No. 2 to Offering Statement on Form S-1/A Filed on March 16, 2018 Amendment No. 1 to Offering Statement on Form S-1/A
Filed on March 15, 2018
Offering Statement on Form S-1
Filed on February 27, 2018
File No. 333-223250
have been withdrawn before already.

To whom it may concern:
This is the Cover Letter for Form RW.
File Name: FormRW_3.PDF 	and
File Name: CoverFormRW_3.TXT

   	Pursuant to Rule 477, under the Securities Act of
1933, Electropremium hereby requests withdrawal of security filed under the Form S-1 filing, File No: 333-266967, and all previous filings of File NO: 333-223250, along with all 7 of the amendments mentioned above. Since securities and exchange commission has already invalidated the form s-1 filing, because of no audited financial statement by the CPA, and no opinion of legal counsel by any attorney. Electropremium could not find any cpa or attorney.
   	These s-1 filings,
mentioned above, have been withdrawn before and then the withdrawal was also withdrawn before.

   	The registration statement has not been declared effective by the commission. Moreover, no securities were sold or will be sold under this registration statement.

   	The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for any future registration statement or registration statements.

   	Thank you for your time and help.
   	   	   	   	Dated: 12th of October, 2022.

					KHURRAM AFZAL
   	   	   	      	OWNER, CEO , PRESIDENT.
					ELECTROPREMIUM